UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

IGT Announces Retirement of Sir Jeremy Hanley from Board of Directors

On September 29, 2017, International Game Technology PLC (“IGT”) announced that Sir Jeremy Hanley will retire for personal reasons from its Board of Directors, and from his roles on the Audit Committee and the Nominating and Corporate Governance Committee, effective November 1, 2017, at which point IGT’s Board of Directors will be comprised of 12 members, seven of whom meet the independence requirements of the New York Stock Exchange.

“On behalf of the IGT Board of Directors, I would like to thank Sir Jeremy for his years of dedicated service and his valuable contributions to IGT and its predecessor companies, sharing with us his remarkable knowledge of British history, his keen sense of humor, and his financial acumen,” said Phil Satre, Chairman of the IGT Board of Directors.

“I am proud to have played a role in the successes of IGT and I thank IGT management for fostering what has been a great relationship over the years,” said Sir Jeremy Hanley. “I look forward to watching IGT’s continued success.”

IGT Contacts:

Robert K. Vincent, Corporate Communications,  toll free in U.S./Canada (844) IGT-7452; outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary